Exhibit 99.1

PRESS RELEASE

SEMBCORP PROPOSES VOLUNTARY TENDER OFFER TO ACQUIRE SHARES IN CASCAL, A LEADING PROVIDER OF WATER AND WASTEWATER SERVICES

•	Irrevocable undertaking by majority shareholder, Biwater to tender its 58.4% shareholding

•

Offer price of US$6.75 per share, if at least 80% of the outstanding common shares have been validly tendered and not withdrawn or US$6.40 per share, if at least 17,868,543, but less than 80% of the outstanding common shares have been validly tendered and not withdrawn

•	Major milestone for Sembcorp in the fast-growing water sector

SINGAPORE, April 26, 2010 – Sembcorp Industries Ltd (Sembcorp) today announces that its wholly owned subsidiary, Sembcorp Utilities Pte Ltd (Sembcorp Utilities) has entered into a tender offer and stockholder support agreement with Biwater Investments Limited (Biwater), to acquire Biwater’s 17,868,543 shares of Cascal N.V. (Cascal) (representing approximately 58.4% of the outstanding common shares of Cascal), a New York Stock Exchange-listed company and leading provider of water and wastewater services, and to launch a tender offer to acquire all of the outstanding common shares of Cascal.

Tang Kin Fei, Group President & CEO of Sembcorp Industries said, “This acquisition will transform Sembcorp into a global water service provider and provide the platform for the Group to accelerate our growth in the future. We will have water and wastewater facilities in 31 operating locations in 11 countries around the world, and our water capacity in operation and under development globally will increase by 50% from four million to close to six million cubic metres per day.

“We are excited about the growth prospects that Cascal brings to Sembcorp. Cascal’s experience in the municipal water segment and strong market knowledge from its international operations are excellent complements to Sembcorp’s strong operational and technical expertise in industrial water and wastewater as well as in developing and operating water reclamation and large scale desalination plants.”

Commenting on the transaction, Lawrence Magor, Chief Executive Officer, Biwater, said, “Following an extensive process to find our preferred buyer for our stake in Cascal, this transaction will allow Biwater to reduce significantly its debt, whilst providing Cascal with a new shareholder which is well placed to support the continued growth of the company.”

The acquisition is expected to be accretive to earnings starting from the second year after the acquisition. Transaction costs will be incurred within the first year of acquisition.

About Cascal

Cascal is a leading provider of water and wastewater services. The company operates internationally in 21 operating locations across eight countries (the United Kingdom (UK), South Africa, Indonesia, China, Chile, Panama, Antigua and the Philippines) and four continents with a growing customer base of homes and businesses that represent a total population of approximately 4.7 million people. Cascal is currently one of four companies in the running to be named the Water Company of the Year in the Global Water Awards 2010. In 2009, its wholly-owned UK subsidiary was ranked the UK’s number one water company for overall performance in service and delivery by the country’s water services regulator. In addition, Cascal’s South African operations were amongst only 5% of the country’s water networks to be given “Blue Drop” status by the Department of Environment and Water Affairs, in recognition of their provision of high quality water services.

As reported in Cascal’s annual report for the financial year ended 31 March 2009 (prepared based on Dutch GAAP), Cascal’s revenue, earnings before interest, tax, depreciation and amortisation (EBITDA) and profit after tax and minority interest (PATMI) were approximately

US$163.4 million, US$59.1 million and US$17.9 million respectively (equivalent to approximately S$228.8 million, S$82.7 million and S$25.1 million respectively). Cascal’s net debt, as reported in Cascal’s interim report for the three month period ended 31 December 2009, was US$210.3 million (equivalent to approximately S$294.4 million).

Strategic Rationale

Sembcorp is a leader in the provision of energy, water and on-site logistics and services, and Singapore’s largest water management company. The acquisition of Cascal is expected to accelerate the growth of Sembcorp’s water business, growing the capacity of Sembcorp’s water and wastewater facilities by 50% from four million cubic metres per day to close to six million cubic metres per day.

Cascal’s experience in the municipal water segment and market knowledge from its international operations is expected to provide Sembcorp with additional competencies to complement its strong operational and technical expertise in the industrial water and wastewater sector, as well as its track record in developing and operating water reclamation and large scale desalination plants. The acquisition is expected to transform Sembcorp’s water business, extending the business’ global footprint to 31 operating locations worldwide across 11 countries.

In addition, Cascal has a proven track record of expansion and growth and has demonstrated its expertise in evaluating and implementing municipal water projects, as well as negotiating and operating water supply concessions.

Details Of The Transaction

Pursuant to the tender offer and stockholder support agreement, Sembcorp Utilities will, in compliance with all regulatory requirements to which such transaction is subject, commence a tender offer within 20 calendar days to acquire all of the issued and outstanding common shares, par value EUR 0.50 per share, of Cascal, and Biwater will tender all of its Cascal common shares in the tender offer, approximately 58.4% of the outstanding Cascal common shares of Cascal.

Sembcorp Utilities will offer to acquire all the common shares of Cascal at a price of US$6.75 per share. The consummation of the tender offer is conditioned on at least 80% of the outstanding common shares of Cascal on a fully diluted basis being validly tendered and not withdrawn (the Minimum Condition). If at the time of the scheduled expiration of the tender offer (which will be approximately 20 business days after commencement of the tender offer), less than 80% of the outstanding common shares of Cascal on a fully diluted basis have been validly tendered and not withdrawn, Sembcorp Utilities will (i) reduce the tender offer price to US$6.40 per share, (ii) reduce the Minimum Condition to provide that consummation of the tender offer is conditioned on at least 17,868,543 shares (the number of shares Biwater has agreed to tender) being validly tendered and not withdrawn and (iii) extend the tender offer for ten business days. The tender offer is also subject to other customary conditions for transactions of this nature.

The offer price(s) were arrived at based on an evaluation of the business, operations and financial performance of Cascal and on a negotiated basis with Biwater.

The table below shows how the offer price(s) of US$6.75 and US$6.40 compare to the closing price as at April 23, 2010 and the historical volume weighted average prices (VWAP).

	(US$)	Tender offer price of US$6.75	Tender offer price of US$6.40
		Offer premium / (discount) (%)
The last closing price prior the date of this announcement (April 23, 2010)	7.6111	(11.3)%	(15.9)%
3-month VWAP	6.3842	5.7%	0.2%
6-month VWAP	6.0004	12.5%	6.7%
12-month VWAP	5.0452	33.8%	26.9%

The aggregate consideration payable to acquire 100% of the issued and outstanding common shares of Cascal at a price of US$6.75 per share is approximately US$206 million (equivalent to approximately S$289 million). Sembcorp will fund the acquisition by internal resources and borrowings.

Following the completion of the tender offer, Sembcorp Utilities expects to hold at least 17,868,543 common shares, representing approximately 58.4% of the outstanding common shares of Cascal, and as a majority shareholder, expects to have control of the board of directors of Cascal, subject to legal and regulatory requirements. In addition, Sembcorp Utilities, subject to applicable laws, intends to cause Cascal to (1) delist the common shares from the New York Stock Exchange, (2) suspend Cascal’s obligation to file reports under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), pending termination of registration of the common shares under the Exchange Act and (3) terminate the registration of the common shares under the Exchange Act.

None of the directors or substantial shareholders of Sembcorp has any interest, direct or indirect, in the acquisition.

Advisors

Credit Suisse is acting as financial advisor and Clifford Chance is acting as legal advisor to Sembcorp. HSBC Bank is acting as financial advisor to Biwater.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the U.S. Securities and Exchange Commission, will be mailed to Cascal shareholders and will also be made available for distribution to beneficial owners of Cascal common shares. The solicitation of offers to buy common shares of Cascal will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Cascal shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer.

The tender offer statement will be filed by Sembcorp Utilities with the U.S. Securities and Exchange Commission, and the solicitation/recommendation statement will be filed by Cascal with the U.S. Securities and Exchange Commission. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Sembcorp Utilities and Cascal at the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the tender offer. Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided above.

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For media and analysts queries please contact:

For Singapore

Ng Lay San (Ms) Vice President Group Corporate Relations DID: +65 6723 3150 Email: ng.laysan@sembcorp.com	Fock Siu Ling (Ms) PR Counsel Group Corporate Relations DID: +65 6723 3152 Email: fock.siuling@sembcorp.com

Lim Yuan See (Ms) Associate Director, Singapore Kreab Gavin Anderson DID: +65 6339 9110 Email: ylim@kreabgavinanderson.com

For US Richard A. Mahony (Mr) Managing Partner, New York Kreab Gavin Anderson DID: +1 (212) 515 1960 Email: rmahony@kreabgavinanderson.com	For UK Natalie Biasin (Ms) Associate Director, London Kreab Gavin Anderson DID: +44 (0) 20 7074 1864 Email: nbiasin@kreabgavinanderson.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 3,800 megawatts of power capacity and over four million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, the UK, China, Vietnam, the UAE and Oman.

Aside from its energy and water business, the Sembcorp Industries Group also encompasses a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks. The Group has total assets of over S$9 billion and employs more than 6,900 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP’S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp’s utilities service offering. Globally, Sembcorp owns and manages water facilities with a combined capacity of over four million cubic metres per day in operation and under development serving both municipal and industrial customers.

Sembcorp’s broad expertise in wastewater treatment encompasses the ability to treat highly concentrated wastewater and high salinity wastewater discharged by industries, using advanced biological treatment processes. Furthermore, it is able to reclaim high grade industrial water, demineralised water and potable water from treated effluent. Through treating wastewater and recovering usable water from the effluent which can in turn be supplied back to customers, Sembcorp’s facilities are able to minimise liquid discharge and promote a sustainable alternative water supply.

The company also has expertise in both reverse osmosis and thermal processes for seawater desalination and provides water for industrial use to customers in petrochemical and chemical zones. These include demineralised water, industrial water, raw water, chilled water, cooling water and seawater cooling.

Note to Editors:

Following a company rebrand, please refer to the company as “Sembcorp” (with “S” in upper case and “c” in lower case), or “Sembcorp Industries” in full. Please also note that “Sembcorp” is not an abbreviation of “Sembawang Corporation” but a brand name in itself, and it is therefore incorrect to refer to our company as “Sembawang”, “Sembawang Corporation” or similar.